04002751

BD 2/26

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

CM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 23 2004 WASHINGTON

SEC FILE NUMBER
8- 41576

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PETER L. POINTER INVESTMENT COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1550 OLD HENDERSON RD., STE. N-152
(No. and Street)

COLUMBUS (City) OHIO (State) 43220 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER L. POINTER (614) 459-1616
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COTTERMAN-WILSON CPAS, INC.
(Name – *if individual, state last, first, middle name*)

951 HIGH STREET (Address) WORTHINGTON (City) OHIO (State) 43085 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, PETER L. POINTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PETER L. POINTER INVESTMENT COMPANY, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

NATHALIE K. PFLEIDERER
Notary Public, State of Ohio
My Commission Expires 04-15-07

Nathalie K. Pfleiderer
Notary Public

Peter L. Pointer
Signature

Pres
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETER L. POINTER INVESTMENT COMPANY
(SEC I.D. NO. 8-41576)

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2003

TABLE OF CONTENTS

COTTERMAN-WILSON
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Shareholders
Peter L. Pointer Investment Company

We have audited the balance sheet of Peter L. Pointer Investment Company (an Ohio S corporation) as of December 31, 2003, and the related statements of earnings, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peter L. Pointer Investment Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with United States generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cotterman - Wilson CPAs, Inc.

Worthington, Ohio
February 12, 2004

951 High Street Worthington, Ohio 43085
(614) 781-6174 Fax 781-8243

PETER L. POINTER INVESTMENT COMPANY

BALANCE SHEET

December 31, 2003

ASSETS		
CURRENT ASSETS		
Cash (note B3)	$	63,285
Accounts receivable—clearing broker		10,504
Prepaid expenses		1,281
Total current assets		75,070
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $8,394 (note B5)		905
OTHER ASSETS		
Deposit—clearing broker		10,009
	$	85,984
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$	6,439
COMMITMENTS (note C)		-
STOCKHOLDERS' EQUITY		
Common stock, no par value, 750 shares authorized, 200 shares issued and outstanding		200
Additional paid-in-capital		32,910
Retained earnings		46,435
		79,545
	$	85,984

See accompanying notes and independent auditors' report.

PETER L. POINTER INVESTMENT COMPANY

STATEMENT OF EARNINGS

For the year ended December 31, 2003

REVENUES	
Commissions and portfolio management fees	$ 107,513
Net investment revenue (note B4)	24,939
	132,452
EXPENSES	
Salaries and related expenses	45,583
General and administrative	20,953
Clearing expenses	9,626
Rental expense	12,367
Depreciation	884
Regulatory fees	1,247
	90,660
NET EARNINGS	$ 41,792

See accompanying notes and independent auditors' report.

PETER L. POINTER INVESTMENT COMPANY

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2003

	Common Stock		Additional Paid In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at December 31, 2002	200	$ 200	$ 32,910	$ 144,643	$ 177,753
Net earnings	-	-	-	41,792	41,792
Less: Distribution to shareholders	-	-	-	(140,000)	(140,000)
Balance at December 31, 2003	200	$ 200	$ 32,910	$ 46,435	$ 79,545

See accompanying notes and independent auditors' report.

PETER L. POINTER INVESTMENT COMPANY

STATEMENT OF CASH FLOWS

For the year ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from:	
Professional services	$ 105,588
Investments	784
	106,372
Cash paid for:	
Salaries and fringe benefits	45,583
Other operating costs	43,234
	88,817
	17,555
CASH FLOWS FROM INVESTING ACTIVITIES	
Redemption of investments	147,300
CASH FLOWS FROM FINANCING ACTIVITIES	
Distribution to shareholders	(140,000)
NET INCREASE IN CASH	24,855
CASH BALANCE	
Beginning of year	38,430
End of year	$ 63,285

See accompanying notes and independent auditors' report.

PETER L. POINTER INVESTMENT COMPANY

STATEMENT OF CASH FLOWS—CONTINUED

For the year ended December 31, 2003

RECONCILIATION OF NET EARNINGS TO NET CASH PROVIDED/USED BY OPERATING ACTIVITIES	
Net earnings	$ 41,792
Adjustments to reconcile net earnings to net cash provided/used by operating activities:	
Depreciation	884
Unrealized gains on trading securities	(24,155)
(Increase)/decrease in operating assets:	
Accounts receivable	(1,925)
Prepaid expenses and deposits	1,114
Increase/(decrease) in operating liabilities:	
Accrued expenses	(155)
	$ 17,555

See accompanying notes and independent auditors' report.

PETER L. POINTER INVESTMENT COMPANY

NOTES TO FINANCIAL STATEMENTS

For the year ended December 31, 2003

NOTE A—NATURE AND SCOPE OF BUSINESS

Peter L. Pointer Investment Company (the Company) is a National Association of Securities Dealers' registered broker/dealer in securities in Columbus, Ohio. The Company introduces its customers to another broker/dealer who maintains the customer accounts, executes trades and provides customer services on a fully disclosed basis.

The Company promptly forwards all funds and securities received in connection with its activities as a broker/dealer and does not otherwise hold funds or securities for, owe money or securities to, or carry proprietary accounts for its customers. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Use of Estimates*

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. *Income Taxes*

   The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under Subchapter S provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective shares of the Company's taxable income.

3. *Cash*

   For purposes of the statements of cash flows, cash includes all of the Company's checking and savings accounts. The Company's accounts at banks and brokerage houses are insured by the Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation up to $100,000. Cash balances periodically exceed the insured limit.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

4. *Marketable Securities*

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers securities and commodities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

During 2003, the Company sold its investment in an equity mutual fund and closed the account. Results of operations for the year includes a gain on investment of $24,155.

5. *Depreciation*

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on an accelerated method for financial reporting and tax purposes.

NOTE C—COMMITMENTS

The Company leases its office under a month-to-month operating lease. The Company also leases a vehicle under an operating lease which expires in March 2005. Minimum future rental payments under the vehicle lease are as follows:

Year ended December 31,	
2004	$ 7,453
2005	1,242
	$ 8,695

NOTE D—RETIREMENT PLAN

The Company sponsors a qualified profit sharing plan for employees who have attained age 21 and have completed three years of service. Contributions to the plan are discretionary.

NOTE E—NET CAPITAL REQUIREMENTS

The Company is required to maintain $50,000 in minimum net capital under the uniform net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission. The rule also requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15:1.

NOTE E—NET CAPITAL REQUIREMENTS—CONTINUED

At December 31, 2003, the Company had net capital computed under the rule of $77,359 and aggregate indebtedness of $6,439. The Company's ratio of aggregate indebtedness to net capital was 0.083 to 1.

NOTE F—SUBSEQUENT EVENTS

The shareholders of the Company have elected to close the business. Subsequent to December 31, 2003, they have entered negotiations to sell certain assets of the Company. Upon completion of the sales and payment of all liabilities, the Company will distribute the remaining assets to the shareholders.

SUPPLEMENTAL INFORMATION

PETER L. POINTER INVESTMENT COMPANY

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the year ended December 31, 2003

NET CAPITAL	
Stockholders' equity	$ 79,545
Non-allowable assets:	
Furniture and equipment	(905)
Prepaid expenses	(1,281)
Net capital before haircuts on securities position	77,359
Haircuts on securities	-
Net capital	$ 77,359
AGGREGATE INDEBTEDNESS—Accrued expenses	$ 6,439
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.083:1
MINIMUM CAPITAL REQUIRED	$ 50,000
EXCESS NET CAPITAL	$ 27,359

NOTE: There are no differences between the total net capital above and that which was reported by the Company in Part IIA of Form X-17A-5.

COTTERMAN-WILSON

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL STRUCTURE

To the Stockholders
Peter L. Pointer Investment Company

In planning and performing our audit of the financial statements and supplemental schedule of Peter L. Pointer Investment Company for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for

951 High Street Worthington, Ohio 43085
(614) 781-6174 Fax 781-8243

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cotterman - Wilson CPAs, Inc.

Worthington, Ohio
February 12, 2004